GREENFIRE RESOURCES LTD.

February 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Timothy Levenberg
Irene Barberena-Meissner

Re: Greenfire Resources Ltd.
Registration Statement on Form F-1
File No. 333-275129

To the addressees set forth above:

The undersigned, on behalf of Greenfire Resources Ltd. (“Greenfire”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 11:00 am. Eastern Time on Tuesday, February 6, 2024, or as soon thereafter as possible.

Please contact Guy Lander of Carter Ledyard & Milburn LLP at (212) 238-8619 or glander@clm.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Tony Kraljic
Tony Kraljic
Chief Financial Officer